FORM 11-K
                U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the Fiscal Year Ended December 31, 1997 OR

[  ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

                     Commission File Number:  0-23605

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Calvary Banking Profit Sharing 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        Calvary Bancorp, Inc.
        114 West College Street
        Murfreesboro, Tennessee  37130


THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO ARE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

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                Calvary Banking Profit Sharing 401(k) Plan
                             Balance Sheet*

                                              At                   At
                                        January 1, 1997     December 31, 1997
                                        ---------------     -----------------
Assets
Total noninterest-bearing cash . . .         2,996                65,908
Receivables:
  Employer contributions . . . . . .            --                    --
  Participant contributions. . . . .            --                    --
  Income . . . . . . . . . . . . . .        20,780                15,213
  Other. . . . . . . . . . . . . . .            --                    --
  Less allowance for doubtful accounts          --                    --
  Total. . . . . . . . . . . . . . .        20,780                15,213
General investments:
  Interest-bearing cash (including
    money market funds). . . . . . .       188,149               878,832
  Certificates of deposit. . . . . .            --                    --
  U.S. Government securities . . . .       544,348               448,130
  Corporate debt instruments:
    Preferred. . . . . . . . . . . .       279,531               102,396
    All other. . . . . . . . . . . .            --                    --
  Corporate stocks:
    Preferred. . . . . . . . . . . .            --                    --
    Common . . . . . . . . . . . . .            --               376,200
  Partnership/joint venture interests           --                    --
  Real estate:
    Income-producing . . . . . . . .            --                    --
    Nonincome producing. . . . . . .            --                    --
  Loans (other than to participants)
    secured by mortgages:
    Residential. . . . . . . . . . .            --                    --
    Commercial . . . . . . . . . . .            --                    --
  Loans to participants:
    Mortgages. . . . . . . . . . . .            --                    --
    Other. . . . . . . . . . . . . .            --                    --
 Other loans . . . . . . . . . . . .            --                    --
  Value of interest in common/
    collective trusts. . . . . . . .            --                    --
  Value of interest in pooled
    separate accounts. . . . . . . .            --                    --
  Value of interest in master trusts            --                    --
  Value of interest in 103-12
    investment companies . . . . . .            --                    --
  Value of interest in registered
    investment companies . . . . . .       314,430                    --
  Value of funds held in insurance
    company general account
    (unallocated contracts). . . . .            --                    --
  Other. . . . . . . . . . . . . . .            --                    --
  Total. . . . . . . . . . . . . . .     1,326,458             1,805,558
Employer-related investments:
  Employer securities. . . . . . . .            --                    --
  Employer real property . . . . . .            --                    --
Building and other property used in
  plan operation . . . . . . . . . .            --                    --
Total assets . . . . . . . . . . . .     1,350,234             1,886,679

Liabilities
Benefit claims payables. . . . . . .            --                    --
Operating payables . . . . . . . . .            --                    --
Acquisitions indebtedness. . . . . .            --                    --
Other liabilities. . . . . . . . . .            --                    --
Total liabilities. . . . . . . . . .            --                    --
Net assets . . . . . . . . . . . . .     1,350,234             1,886,679

-----------------
* Prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, applicable to plans with fewer than 100 participants.

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                   Calvary Banking Profit Sharing 401(k) Plan
                             Statement of Income*

                                            Amount                Total
                                            ------                -----
Income
Contributions:
  Received or receivable from:
  Employers. . . . . . . . . . . . .       225,885                    --
  Participants . . . . . . . . . . .       209,492                    --
  Rollover contributions . . . . . .         1,998                    --
  Others . . . . . . . . . . . . . .            --                    --
Noncash contributions. . . . . . . .            --                    --
Total contributions. . . . . . . . .            --               437,345
Earnings on investments:
  Interest:
  Interest-bearing cash (including
    money market funds). . . . . . .        15,873                    --
  Certificates of deposit. . . . . .            --                    --
  U.S. Government securities . . . .        28,308                    --
  Corporate debt instruments . . . .        17,550                    --
  Mortgage loans . . . . . . . . . .            --                    --
  Other loans. . . . . . . . . . . .            --                    --
  Other interest . . . . . . . . . .            --                    --
Total interest . . . . . . . . . . .            --                61,731
Dividends:
  Preferred stock. . . . . . . . . .            --                    --
  Common stock . . . . . . . . . . .         4,749                    --
  Total dividends. . . . . . . . . .            --                 4,749
Rents. . . . . . . . . . . . . . . .            --                    --
Net gain (loss) on sale of assets:
  Aggregate proceeds . . . . . . . .     1,400,206                    --
  Aggregate carrying amount. . . . .     1,356,543                    --
  Subtract (B) from (A) and enter
    result . . . . . . . . . . . . .            --                34,663
Unrealized appreciation (depreciation)
  of assets. . . . . . . . . . . . .            --                49,382
Net investment gain (loss) from
  common/collective trusts . . . . .            --                    --
Net investment gain (loss) from
  pooled separate accounts . . . . .            --                    --
Net investment gain (loss) from
  master trusts. . . . . . . . . . .            --                    --
Net investment gain (loss) from
  103-12 investment entities . . . .            --                    --
Net investment gain (loss) from
  registered investment companies. .            --                21,899
Other income . . . . . . . . . . . .            --                    --
Total income . . . . . . . . . . . .            --               609,769

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                   Calvary Banking Profit Sharing 401(k) Plan
                        Statement of Income (continued)*

                                            Amount                Total
                                            ------                -----
Expenses
Benefit payment and payments to
  provide benefits:
  Directly to participants or
    beneficiaries. . . . . . . . . .        59,381                    --
  To insurance carriers for the
    provision of benefits. . . . . .            --                    --
  Excess contributions refunded. . .        13,943                    --
  Other. . . . . . . . . . . . . . .            --                    --
  Total payments . . . . . . . . . .            --                73,324
Interest expense . . . . . . . . . .            --                    --
Administration expenses:
  Salaries and allowances. . . . . .            --                    --
  Accounting fees. . . . . . . . . .            --                    --
  Actuarial fees . . . . . . . . . .            --                    --
  Contract administrator fees. . . .            --                    --
  Investment advisory and management
    fees . . . . . . . . . . . . . .            --                    --
  Legal fees . . . . . . . . . . . .            --                    --
  Valuation/appraisal fees . . . . .            --                    --
  Trustees fees/expenses (including
    travel, seminars, meetings, etc.)           --                    --
  Other. . . . . . . . . . . . . . .            --                    --
Total administrative expenses. . . .            --                    --
Total expenses . . . . . . . . . . .            --                73,324
Net income (loss). . . . . . . . . .            --               536,445
Transfers to (from) the plan . . . .            --                    --
Net assets at beginning of year. . .            --             1,350,234
Net assets at end of year. . . . . .            --             1,886,679

-----------------
* Prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, applicable to plans with fewer than 100 participants.

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                                  SIGNATURE

        The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               Calvary Banking Profit Sharing 401(k) Plan




Date:  March 16, 1998          By: /s/ William S. Jones
                                   --------------------------------------
                                   William S. Jones
                                   Senior Vice President


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